NEWS RELEASE August 31, 2006 NR-06-24

ENERGY METALS REPORTS CONTINUED SIGNIFICANT
DRILLING RESULTS AT LA PALANGANA;
HOBSON PLANT REFURBISHMENT AND
PERMITTING EFFORTS CONTINUE

Vancouver, British Columbia, August 31, 2006: Energy Metals Corporation (TSX:EMC) is pleased to announce results of continued drilling at its 99%-owned South Texas Mining Venture (EMC-STMV). Drilling began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006 and is continuing with two rigs. EMC’s objectives at La Palangana are twofold: (1) Definition and delineation drilling to facilitate wellfield design within the existing 43-101 compliant resource of 5.7 million pounds eU3O8 (Standard Uranium Inc. news release dated January 26, 2006), and (2) Expansion of the existing resource through wide-spaced grid drilling over the entire 6900-acre property.

Current drilling is being conducted as an expanding 100-foot grid surrounding two isolated mineralized areas. Initial drilling targeted an isolated 4.31 GT (grade x thickness) Union Carbide hole where two roll front systems continue to be defined at depths of 230 and 350 feet. One of three holes drilled here was classified as ore (GT=>0.50) with the best intercept yielding 8.5 feet grading 0.168% eU3O8, one hole was classified as strong (GT=>0.30, actual GT of 0.497) and the remaining hole was weak (GT<0.30). The nearest historic drilling to this area is 500 feet; additional drilling along strike of the targeted roll fronts is ongoing. (Earlier results from this area are described in the EMC news release of August 17, 2006).

Also during this reporting period, drilling began on an isolated group of 20 well-mineralized Union Carbide holes defining a system of four roll fronts. The nearest historic drilling to this mineralized area is also 500 feet. Of the eight holes drilled here, five are classified as ore (GT=>0.50) and the remainder as weak(GT<0.30). Depth to mineralization is approximately 475 feet. All five of the ore holes intersected the main zones (rolls) of the targeted roll fronts, confirming their direction and tenor. Further drilling will step out along the strike of these fronts. The best hole intersected contained 13.5 feet grading 0.205% eU3O8 (2.77GT).

La Palangana Drill Results

Well ID	Class	Depth (ft)	Thickness (ft)	Grade (%eU3O8)	GT (ft%)*	Roll Geometry*
LP-053	Strong	230.5	7.0	0.071	0.497	Roll
		365.5	6.0	0.078	0.468	Roll
LP-054	Weak	---	---	---	---	Wings
LP-067	Ore	213.5	6.5	0.041	0.266	Seep
		232.5	11.0	0.036	0.396	Roll
		358.0	8.5	0.168	1.428	Roll
LP-002	Weak	400.0	3.5	0.031	0.108	Seep
LP-003	Weak	474.5	3.5	0.059	0.206	Seep
LP-004	Ore	495.0	5.5	0.111	0.610	Roll
LP-008	Ore	487.0	7.0	0.110	0.770	Roll
LP-011	Ore	478.0	13.5	0.205	2.767	Roll
LP-018	Ore	475.0	10.0	0.069	0.690	Roll
LP-019	Ore	468.5	10.5	0.057	0.598	Roll
LP-062	Weak	366.0	3.5	0.059	0.206	Wings

*Roll Geometry refers to position of mineralization on roll front: “Seep” = Past Roll front; “Roll” = On roll front; “Wings” = Alteration side of roll front. Thicknesses are true thicknesses within the limits of precision of the logging tool and are based on a .02% grade cut-off.

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Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Geologic review and mapping of the area surrounding the old Union Carbide ISR well field are continuing preparatory to beginning wide-spaced grid drilling over relatively unexplored portions of the La Palangana property. Delivery of two 100%-owned PFN (Prompt Fission Neutron) logging units is now scheduled for September.

Site characterization studies preparatory to mine permitting are proceeding concurrently with ongoing drilling. This work is designed to demonstrate compatibility of the project with public health and environmental requirements. Socio-economic studies and the first round of vegetation studies have been completed. Baseline water quality and hydrology, soil and ecologic surveys, deep well permitting, and historic, scenic and cultural resources studies are planned or in progress.

Cleanup and modernization work at the licensed Hobson Central Processing Plant is also continuing. Renovation of the office complex has been completed and obsolete equipment is being removed. The plant was originally constructed by Everest Exploration in 1979 with a rated capacity of 500,000 pounds U3O8 (yellowcake) per year. EMC’s refurbishment includes an upgrade to one million pounds per year.

Energy Metals Corporation

Frank Ludeman, CPG (American Institute of Professional Geologists, CPG-01759), a qualified person as defined by National Instrument 43-101, has prepared this news release and is responsible for its content.

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214
Ran Davidson, Corporate Communications: (604) 697-5688

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.